SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PHI, Inc.

(Name of Issuer)

VOTING COMMON STOCK

(Title of Class of Securities)

69336T106 (CUSIP Number)

August 15, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69336T106

(1)	Name of Reporting Person: I.R.S. Identification Nos. of Above Persons (entities only)

Kensico Capital Management Corporation 13-4079277
(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power

249,817
(6) Shared Voting Power

0
(7) Sole Dispositive Power

249,817
(8) Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

249,817
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐

11.	Percent of Class Represented by Amount in Row (9):

8.76%
12.	Type of Reporting Person:

CO

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CUSIP No. 69336T106

(1)	Name of Reporting Person: I.R.S. Identification Nos. of Above Persons (entities only)

Michael Lowenstein
(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power

249,817
(6) Shared Voting Power

0
(7) Sole Dispositive Power

249,817
(8) Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

249,817
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐

11.	Percent of Class Represented by Amount in Row (9):

8.76%
12.	Type of Reporting Person:

IN; HC

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CUSIP No. 69336T106

(1)	Name of Reporting Person: I.R.S. Identification Nos. of Above Persons (entities only)

Thomas J. Coleman
(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power

249,817
(6) Shared Voting Power

0
(7) Sole Dispositive Power

249,817
(8) Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

249,817
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐

11.	Percent of Class Represented by Amount in Row (9):

8.76%
12.	Type of Reporting Person:

IN; HC

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Item 1	(a).	Name of Issuer:

PHI, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2001 SE Evangeline Thruway Lafayette, Louisiana 70508

Item 2	(a).	Name of Persons Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)     Kensico Capital Management Corp. (“Kensico Capital Management”);

(ii)    Michael Lowenstein (“Mr. Lowenstein”); and

(iii)  Thomas J. Coleman (“Mr. Coleman”).

This statement relates to shares of Voting Common Stock of the Company held for the accounts of Kensico Partners, L.P., a Delaware limited partnership (“Kensico Partners”), Kensico Associates, L.P., a Delaware limited partnership (“Kensico Associates”), and Kensico Offshore Fund, Ltd., an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore” and, together with Kensico Partners and Kensico Associates, the “Funds”). Kensico Capital Management serves as investment manager to the Funds and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the accounts of the Funds. Kensico Capital LLC, a Delaware limited liability company (“Kensico Capital”), serves as General Partner of the Funds, other than Kensico Offshore. Mr. Lowenstein and Mr. Coleman serve as Co-Presidents of Kensico Capital Management and are Managing Members of Kensico Capital.

Item 2	(b).	Address of Principal Business Office:

For each Reporting Person: Michael Lowenstein Kensico Capital Management Corp. 55 Railroad Avenue, 2nd Floor Greenwich, Connecticut 06830

Item 2	(c).	Citizenship:

See row 4 of each Reporting Persons’ cover page.

Item 2	(d).	Title of Class of Securities: Voting Common Stock

Item 2	(e).	CUSIP Number: 69336T106

Item 3.	Not applicable.

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Item 4.	Ownership.

For each Reporting Person:

(a) Amount beneficially owned:

As of August 15, 2007, each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to be the beneficial owner of the 249,817 shares of Voting Common Stock held for the accounts of the Funds. Kensico Partners owns beneficially 61,017 shares of Voting Common Stock, Kensico Associates owns beneficially 82,618 shares of Voting Common Stock and Kensico Offshore owns beneficially 106,182 shares of Voting Common Stock.

(b) Percent of class:

8.76% of the total outstanding shares of Common Stock, from which Kensico Partners, Kensico Associates and Kensico Offshore own 2.14%, 2.90% and 3.72%, respectively. This percentage is based upon 2,852,616 shares of Voting Common Stock issued and outstanding as of July 31, 2007 (as reported in the Company’s Quarterly Report on Form 10-Q filed August 9, 2007).

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or direct the vote: 249,817

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 249,817

(iv) Shared power to dispose of or direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

(i) The partners of Kensico Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Partners in accordance with their partnership interests in Kensico Partners.

(ii) The partners of Kensico Associates have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Associates in accordance with their partnership interests in Kensico Associates.

(iii) The shareholders of Kensico Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held by Kensico Offshore in accordance with their ownership interests in Kensico Offshore.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2007

KENSICO CAPITAL MANAGEMENT CORP.

BY:	/s/ MICHAEL LOWENSTEIN
Signature

Michael Lowenstein, Authorized Signatory
Name/Title

MICHAEL LOWENSTEIN

/S/ MICHAEL LOWENSTEIN
Signature

THOMAS J. COLEMAN

/s/ THOMAS J. COLEMAN
Signature